As filed with the Securities and Exchange Commission on June 1, 2021
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	4412	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
ZIM Integrated Shipping Services Ltd.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

ZIM American Integrated Shipping Services Company, LLC
5801 Lake Wright Drive
Norfolk, Virginia 23502
757-228-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael Kaplan, Esq. Pedro J. Bermeo, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: (212) 450-4111 Fax: (212) 701-5111	David Hodak, Adv. Adva Bitan, Adv. Gross & Co. One Azrieli Center, Round Building Tel Aviv 6701101, Israel Tel: +972(3) 607-4444 Fax: +972(3) 607-4422	Robert W. Downes, Esq. John Horsfield-Bradbury, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Tel: (212) 558-4000 Fax: (212) 558-3588	Adam M. Klein, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv 6789141, Israel Tel: +972(3) 608-9999 Fax: +972(3) 609-9909
Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary shares, no par value	7,740,170	$45.45	$351,790,726	$38,381

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices of the ordinary shares on May 28, 2021, as reported on the NYSE.

(2)
Includes 1,009,587 shares that the underwriters have the option to purchase from certain of the selling shareholders.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus Dated June 1, 2021
PROSPECTUS
6,730,583 Ordinary Shares
ZIM Integrated Shipping Services Ltd.

The selling shareholders identified in this prospectus are offering an aggregate of 6,730,583 ordinary shares of ZIM Integrated Shipping Services Ltd. We are not offering any shares under this prospectus and will not receive any proceeds from the sale of shares by the selling shareholders. Our ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM.” On May 28, 2021, the last reported sale price of our ordinary shares on the NYSE was $46.40 per share.
Investing in our ordinary shares involves risks. See “Risk factors” beginning on page 16 to read about certain factors you should carefully consider before deciding to invest in our ordinary shares.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds (before expenses) to the selling shareholders	$	$

(1)
See “Underwriting” for a description of compensation payable to the underwriters and reimbursement of expenses.

The underwriters may also exercise their option to purchase up to an additional 1,009,587 ordinary shares from the selling shareholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on or about                 , 2021.

Global Coordinators
Citigroup	Goldman Sachs & Co. LLC	Barclays
Joint Bookrunners
Jefferies	Clarksons Platou Securities

The date of this prospectus is                 , 2021.

We, the selling shareholders and the underwriters have not authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. We, the selling shareholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus, and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these ordinary shares in any circumstances under which such offer or solicitation is unlawful.
For investors outside the United States: we, the selling shareholders and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside the United States.

i

INDUSTRY AND MARKET DATA
This prospectus includes or incorporates by reference statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources, although we have not verified the accuracy and completeness of such data. In particular, we present certain data and/or forecasts in this prospectus or in the documents incorporated by reference herein that have been obtained from (i) Alphaliner (including the Alphaliner Monthly Monitor published monthly through April 2021), (ii) PIERS & CTS (including PIERS Enterprize by IHS Markit January  —  July 2020, Container Trade Statistics January —  June 2020 and PIERS Enterprize by IHS Markit as of November 2020), (iii) Glassdoor as of November 2020, (iv) Ipsos (including the Customer Experience Survey 2019, November  —  December 2019 and the Brand Positioning in the Shipping Industry, September 2019) (v) IHS Markit (including the Netherlands Institute for Transport Policy Analysis (KIM) published in April 2020), (vi) Clarksons (including Idle Containership Capacity published in August 2020 and Research Container Intelligence Monthly as of March 2021), (vii) Drewry Container Forecaster as of March 2021, (viii) SeaIntel Global Liner Performance, October 2020), (ix) Port of Vancouver (Container TEU Market Share, July 2020) and (x) Prince Rupert Port Authority (Steamship Line Report, July 2020). Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally.
In addition, certain of our estimates are derived from our internal research and studies, and are based on such data and our knowledge of our industry, forecasts and other forward-looking information derived from such sources or from our internal research. Such estimates, forecasts and other forward-looking information that are included or incorporated by reference in this prospectus are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special note regarding forward-looking statements.”
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
Throughout this prospectus or documents incorporated by reference herein, we refer to various trademarks, service marks and trade names that we use in our business. The “ZIM” logo is the property of ZIM Integrated Shipping Services Ltd. ZIM® is our registered trademark in the United States. We have several other trademarks and service marks. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the “®” or “™” trademark designations. All rights to such trademarks are nevertheless reserved, and other trademarks and service marks appearing in this prospectus are the property of their respective holders.

GLOSSARY OF SHIPPING TERMS
The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus or in the documents incorporated herein by reference.
“alliance”	An operational agreement among two or more container shipping companies that governs the sharing of a vessel’s capacity and related operational matters across multiple trades.
“bareboat charter”	A form of charter where the vessel owner supplies only the vessel, while the charterer is responsible for crewing the vessel, obtaining insurance on the vessel, the auxiliary vessel equipment, supplies, maintenance and the operation and management of the vessel, including all costs of operation. The charterer has possession and control of the vessel during a predetermined period and pays the vessel owner charter hire during that time.
“bill of lading”	A document issued by or on behalf of a carrier as evidence of a contract carriage and is usually considered as a document of title (transferable by endorsement) and as receipt by the carrier for the goods shipped and carried. The document contains information relating to the nature and quantity of goods, their apparent condition, the shipper, the consignee, the ports of loading and discharge, the name of the carrying vessel and terms and conditions of carriage. A house bill of lading is a document issued by a freight forwarder or non-vessel operating common carrier that acknowledges receipt of goods that are to be shipped and is issued once the goods have been received.
“booking”	Prior written request of a shipper (in a specific designated form) from the carrier setting forth the requested details of the shipment of designated goods (i.e., a space reservation).
“bulk cargo”	Cargo that is transported unpackaged in large quantities, such as ores, coal, grain and liquids.
“capacity”	The maximum number of containers, as measured in TEUs, that could theoretically be loaded onto a container ship, without taking into account operational constraints. With reference to a fleet, a carrier or the container shipping industry, capacity is the total TEUs of all vessels in the fleet, the carrier or the industry, as applicable.
“carrier”	The legal entity engaged directly or through subcontractors in the carriage of goods for a profit.
“charter”	The leasing of a vessel for a certain purpose at a fixed rate for a fixed period of time (where the hire is an agreed daily rate) or for a designated voyage (where the hire is agreed and based on volume/quantity of goods).
“consignee”	The entity or person named in the bill of lading as the entity or person to whom the carrier should deliver the goods upon surrendering of the original bill of lading when duly endorsed.
“container”	A steel box of various size and particulars designed for shipment of goods.
“containerized cargo”	Cargo that is transported using standard intermodal containers as prescribed by the International Organization for Standardization. Containerized cargo excludes cargo that is not transported in such containers, such as automobiles or bulk cargo.
“demurrage”	The fee we charge an importer for each day the importer maintains possession of a container that is beyond the scheduled or agreed date of return.

“detention”	A penalty charge which may be imposed by the carrier, the terminal or the warehouse to customers for exceeding agreed times for returning (merchant’s haulage) or stuffing/stripping (carrier’s haulage) container(s).
“freight forwarder”	Non-vessel operating common carriers that assemble cargo from customers for forwarding through a shipping company.
“IMO”	The International Maritime Organization, the United Nations specialized agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships.
“IMO 2020 Regulations”	Global regulations imposed by the IMO, effective January 1, 2020, requiring all ships to burn fuel with a maximum sulfur content of 0.5%, among other requirements.
“LCL”	Less than a Container Load, which refers to shipments that fill less than a full shipping container and are grouped with other cargo.
“liner”	A vessel sailing between specified ports on a regular basis.
“lines”	A line refers to a route for shipping cargo between sea ports.
“logistics”	A comprehensive, system-wide view of the entire supply chain as a single process, from raw materials supply through finished goods distribution. All functions that make up the supply chain are managed as a single entity, rather than managing individual functions separately.
“long-term lease”	In relation to container leasing, a lease typically for a term of five to ten years, during which an agreed leasing rate is payable.
“non-vessel operating common carrier”	A carrier, usually a freight forwarder, which does not own or operate vessels and is engaged in the provision of shipping services, normally issuing a house bill of lading.
“own”	With respect to our vessels or containers, vessels or containers to which we have title (whether or not subject to a mortgage or other lien).
“regional carrier”	A carrier who generally focuses on a number of smaller routes within a geographical region or within a major market, and usually offers direct services to a wider range of ports within a particular market.
“service”	A string of vessels which makes a fixed voyage and serves a particular market.
“shipper”	The entity or person named in the bill of lading to whom the carrier issues the bill of lading.
“slot”	The space required for one TEU on board a vessel.
“terminal”	An assigned area in which containers are stored pending loading into a vessel or are stacked immediately after discharge from the vessel pending delivery.
“TEU”	Twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet.
“trade”	Trade between an origin group of countries and a destination group of countries.
“vessel sharing agreement” (VSA)	An operational agreement between two or more carriers to operate their vessels on a service by swapping slots on such service and whereby at least two carriers contribute vessels to the service.
“2M Alliance”	A container shipping alliance comprised of Copenhagen based Maersk Lines Ltd. (Maersk) and Geneva based Mediterranean Shipping Company (MSC).

PROSPECTUS SUMMARY
This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the information incorporated by reference in this prospectus and any free writing prospectus prepared by us or on our behalf, including in particular the section entitled “Risk Factors” in this prospectus, “Item 3. Key Information”, “Item 5. Operating and Financial Review and Prospects” and “Item 8. Financial Information”in our 2020 Form 20-F (as defined herein), the other sections of the documents incorporated by reference in this prospectus and the financial statements and the related notes incorporated by reference in this prospectus, before making an investment in our ordinary shares. Unless otherwise indicated, references to “ZIM,” “we,” “us,” “our,” the “company” or similar terms when used in a historical context refer to ZIM Integrated Shipping Services Ltd., or any one or more of its subsidiaries or their predecessors, or to such entities collectively. The terms “shekels,” “Israeli shekels” and “NIS” refer to the lawful currency of the State of Israel, and the terms “dollar,” “US$” or “$” refer to the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated using the rate of NIS 3.3340 to US$1.00, the exchange rate reported by the Bank of Israel on March 31, 2021. For definitions of certain terms that are commonly used in the shipping industry and in this prospectus or in the documents incorporated herein by reference, see “Glossary of shipping terms.”
Our company
We are a global, asset-light container liner shipping company with leadership positions in niche markets where we believe we have distinct competitive advantages that allow us to maximize our market position and profitability. Founded in Israel in 1945, we are one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.
Our main focus is to provide best-in-class service for our customers while maximizing our profitability. We have positioned ourselves to achieve industry-leading margins and profitability through our focused strategy, commercial excellence and enhanced digital tools. As part of our “Innovative Shipping” vision, we rely on careful analysis of data, including business and artificial intelligence, to better understand the needs of our customers and digitize our products accordingly, without compromising our personal touch. We operate and innovate as a truly customer-centric company, constantly striving to provide a best-in-class product offering. Our asset-light model, which differentiates us relative to our competition, enables us to benefit from a flexible cost structure and operational efficiency. This, in turn, increases profitability and allows us to better serve our customers. As of March 31, 2021, we operated a fleet of 101 vessels and chartered-in 98.8% of our TEU capacity and 99% of the vessels in our fleet. For comparison, according to Alphaliner, our competitors chartered-in on average approximately 55% of their fleets. In addition, in February 2021 we and Seaspan Corporation entered into a strategic agreement for the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) fueled container vessels to serve ZIM’s Asia-US East Coast Trade, which are expected to be delivered to us between February 2023 and January 2024. See “Business Overview — Our company” in our 2020 Form 20-F incorporated by reference in this prospectus.
We operate across five geographic trade zones that provide us with a global footprint. These trade zones include (for the three months ended March 31, 2021): (1) Transpacific (40% of carried TEUs), (2) Atlantic (19%), (3) Cross Suez (10%), (4) Intra-Asia (25%) and (5) Latin America (6%). Within these trade zones, we strive to increase and sustain profitability by selectively competing in niche trade lanes where we believe that the market is underserved and that we have a competitive advantage versus our peers. These include both trade lanes where we have an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which we are often driven by demand from our customers as they are not serviced in-full by our competitors. Several examples of niche trade lanes within our geographic trade zones include: (1) US East Coast & Gulf to Mediterranean lane (Atlantic trade zone) where we maintain a 14% market share, (2) Mediterranean to US West Coast lane (Atlantic trade zone) where we have a 6% market share, (3) ISC (Indian sub-continent) to East Mediterranean & Black Sea lane (Cross Suez trade zone) where we have a 10% market share, (4) Far East to East Mediterranean & Black Sea lane (Cross Suez trade zone) where we have an 8% market share, (5) Far East to US East Coast lane (Pacific trade zone), where we have an 8% market share, (6) Far East to Pacific Northwest lane (Pacific trade zone)

where we have a 5% market share, (7) Far East to West Africa lane (Intra-Asia trade zone) where we have a 5% market share and (8) Far East to South Africa lane (Intra-Asia trade zone) where we have a 4% market share, in each case according to the Port Import/Export Reporting Service (PIERS), Container Trade Statistics (CTS), the Port of Vancouver (VAN) and Prince Rupert Port (PRP) Port Authority reports. In response to the growing trend in eCommerce, during 2020 we launched a new, premium high-speed service called ZIM eCommerce Xpress (ZEX), which moves freight from China to Los Angeles, and the ZIM China Australia Express (CAX), which moves freight from China to Australia. In addition, and as a result of further market demand, we launched a new service line connecting South East Asia and South China with Australia (C2A) at the end of 2020, a new express service line connecting South East Asia to Los Angeles (ZX2) in January 2021, and ZX3, which covers Central China to US West Coast with premium high-speed service commencing in May 2021.
These solutions for time-sensitive cargo, which provide a compelling alternative to air freight, illustrate our agility and ability to quickly and efficiently execute in new niche lanes where we can offer a unique product and become the carrier of choice for our customers.
As of March 31, 2021, we operated a global network of 69 weekly lines, calling at 305 ports in more than 85 countries. Our complex and sophisticated network of lines allows us to be agile as we identify markets in which to compete. Within our global network we offer value-added and tailored services, including operating several logistics subsidiaries to provide complimentary services to our customers. These subsidiaries, which we operate in China, Vietnam, Canada, Brazil, India and Singapore, are asset-light and provide services such as land transportation, custom brokerage, LCL, project cargo and air freight services. Out of ZIM’s total volume in the twelve months ended March 31, 2021, approximately 23% of our TEUs carried utilized additional elements of land transportation.
As of March 31, 2021, we chartered-in nearly all of our capacity; in addition, 42% of our chartered-in vessels are under leases having a remaining charter duration of one year or less (or 38.9% in terms of TEU capacity). Our short-term charter arrangements allow us to adjust our capacity quickly in anticipation of, or in response to, changing market conditions, including as we continue to adjust our operations in response to the ongoing COVID-19 pandemic. Our fleet, both in terms of the size of our vessels and our short-term charters, enables us to optimize vessel deployment to match the needs of both mainlane and regional routes and to ensure high utilization of our vessels and specific trade advantages. The majority of our operated vessels have capacities that range from less than 1,000 TEUs to almost 12,000 TEUs, which are more readily available in the charter market, though in February 2021 we agreed to the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) fueled container vessels to be delivered to us between February 2023 and January 2024, pursuant to our strategic agreement with Seaspan (See “Business Overview — Our company” in the 2020 Form 20-F incorporated by reference in this prospectus). In addition, we operate a modern and specialized container fleet, which acts as an additional value-added service offering, attracting higher yields than standard cargos.
Our network is significantly enhanced by cooperation agreements with other leading container liner companies and alliances, allowing us to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and swaps. Our strategic operational collaboration with the 2M Alliance, comprised of the two largest global carriers (Maersk and MSC), which was announced in July 2018, launched in September 2018 and further expanded in March 2019,August 2019 and January 2021 (with the upsizing two joint services by utilizing larger vessels on the Asia U.S. Gulf Coast service and the Asia-U.S. East Coast service), allows us to provide faster and more efficient service in some of our most critical trade lanes, including Asia  —  US East Coast, Asia  —  Pacific Northwest, Asia  —  Mediterranean and Asia  —  US Gulf Coast. Our cooperation with the 2M Alliance today covers four trade lanes, 11 services and approximately 22,200 weekly TEUs. A new joint service line connecting the Far East to the US East Coast is expected to launch in June 2021. In addition to our collaboration with the 2M Alliance, we also maintain a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, we partner with both global and regional liners in order to extend our services in the region.
We had a highly diverse and global customer base, which during the first quarter of 2021 comprised approximately 17,500 customers (which considers each of our customer entities separately, even if it is a subsidiary or branch of another customer) using our services. In 2020, our 10 largest customers represented approximately 16% of our freight revenues and our 50 largest customers represented approximately 34% of our freight revenues. One of the key principles of our business is our customer-centric approach and we strive to offer value-added services designed to attract and retain customers. Our strong reputation, high-quality service offering and schedule reliability has generated a loyal customer base, with 75% of our top 20 customers in 2020 having a relationship with the Company lasting longer than 10 years.
We have focused on developing industry-leading and best-in-class technologies to support our customers, including improvements in our digital capabilities to enhance both commercial and operational excellence. We use our technology and innovation to power new services, improve our best-in-class customer experience and enhance our productivity and portfolio management. Several recent examples of our digital services include: (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo, (ii) eZIM, our easy-to-use online booking platform; (iii) eZQuote, a digital tool that allows customers the ability to receive instant quotes with a fixed price and guaranteed terms; (iv) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (v) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time.
Achieving industry leading profitability margins through both effective cost management initiatives as well as top-line improvement strategies is one of the primary focuses of our business. Over the past three years we have taken initiatives to reduce and avoid costs across our operating activities through various cost-control measures and equipment cost reduction (including, but not limited to, equipment interchanges such as swapping containers in surplus locations, street turns to reduce trucking of empty containers and domestic repositioning from inland ports). Our digital investment in our information technology systems has allowed us to develop a highly sophisticated allocation management tool that gives us the ability to manage our vessel and cargo mix to prioritize higher yielding bookings. The capacity management tool as well as our agility in terms of vessel deployment enable us to focus on the most profitable routes with our customers. The net impact has been demonstrated through our industry-leading Adjusted EBIT margins for the last 25 consecutive quarters.
In addition to effective cost management, we would not have been able to achieve our financial results without our unique organizational culture. We have implemented a new vision and values, “Z-Factor,” which is fully aligned with and supports our strategy and long-term goals. Our vision of “Innovative shipping dedicated to you!” has driven our focus on innovation and digitalization and has led us to become a truly customer-centric company. Our can-do approach and results-driven attitude support our passion for commercial excellence and drives our focus on optimizing our cargo and customer mix. Through our core value of sustainability, we aim to uphold and advance a set of principles regarding Ethical, Social and Environmental concerns. Our goal is to work resolutely to eliminate corruption risks, promote diversity among our teams and continuously reduce the environmental impact of our operations, both at sea and onshore. Our organizational culture enables us to operate at the highest level, while also treating our oceans and communities with care and responsibility.
We are headquartered in Haifa, Israel. As of March 31, 2021, we had approximately 3,926 full-time employees worldwide. In 2020, 2019, and the three months ended March 31,2021, we carried 2.84, 2.82 and 0.82 million TEUs, respectively, for our customers worldwide. During the same periods, our revenues were $3,992 million, $3,300 million and $1,744 million, our net income (loss) was $524 million, $(13) million and $590 million and our Adjusted EBITDA was $1,036 million, $386 million, and $821 million, respectively.
Our key strengths
We believe that we possess a number of key strengths that support our competitive position.
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Leading presence in markets where we can maximize profitability.   We focus on attractive global and niche markets where we can develop sustainable competitive advantages and drive long-term profitability. We consistently re-evaluate our focus on expanding our presence or entering new trades. For example, in the Atlantic trade zone, we maintain a significant presence in the US East Coast & Gulf to Mediterranean trade with a TEU market share of 14% and a 6% market share on the Mediterranean to US West Coast trade. In the Cross Suez trade zone, we have a market share of 10% on the ISC (Indian sub-continent) to East Mediterranean & Black Sea trade and an 8% market share on the Far East to East Mediterranean & Black Sea trade. In the Pacific trade zone, we have an 8% market share on the Far East to US East Coast trade and a 5% market share on the Far East to Pacific Northwest trade. Finally, in the Intra-Asia trade zone, we maintain a 5% and 4% market share on the Far East to West Africa and Far East to South Africa trades, respectively. The flexibility of our partnership arrangements as well as the agility of our fleet create a competitive advantage that enables us to better serve our existing customers by identifying and expanding into new strategic trades that are underserved. An example of this were our recently launched high speed services, ZEX, Z2X, Z3X,CAX and C2A which developed solutions for our customers to meet the growing needs of eCommerce related time-sensitive cargo.

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Asset-light business model and flexible cost structure.   We actively manage our asset mix. As of March 31, 2021, we owned one vessel, or 1% of our fleet, and chartered-in 100 vessels, or 99% of our fleet. By contrast, on average, our competitors owned 45% of their fleet and chartered-in the remaining 55%. We believe that our high proportion of chartered-in vessels allows us to maintain a sizeable fleet while limiting our capital investment requirements, improving our cash conversion and maximizing our flexibility. Further, as of March 31, 2021, 42% of our chartered-in vessels are under short-term leases with a remaining charter duration of less than one year. By chartering-in a significant portion of our fleet under short-term leases, we are able to adjust our fleet capacity mix to react to changing market conditions in the trades in which we operate. Moreover, the capacities of our operated vessels range from less than 1,000 TEUs to 12,000 TEUs, allowing us to service geographic trades with varying capacity requirements. As of March 31, 2021, the total TEU capacity of our vessels, excluding car carriers, was 429,205. Our smaller vessels service our Intra-Asia routes whereas our larger vessels service our Asia-USEC routes. We believe that our operated vessels are most suitable to the niche markets where we are focusing our strategic efforts. These vessels, which are more readily available in the charter market, offer the most optionality as they can serve a larger proportion of the world’s ports compared to mega vessels (greater than 15,000 TEUs) that exclusively cover mainlane trades, though in February 2021 we agreed to the long-term charter of ten 15,000 TEU liquified natural gas (LNG dual-fuel) fueled container vessels to be delivered to us between February 2023 and January 2024, pursuant to our strategic agreement with Seaspan (See “Business Overview — Our company” in the 2020 Form 20-F incorporated by reference in this prospectus).

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Enhanced geographic coverage and service offerings through partnerships including strategic cooperation agreement with the 2M Alliance.   In 2018, we entered into a strategic cooperation agreement with the 2M Alliance to improve coverage and cost efficiencies in select strategic trades. The 2M Alliance members, Maersk and MSC, control 33% of the global fleet by TEU capacity as of March 31, 2021 and our arrangement with the 2M Alliance provides for comprehensive vessel sharing and port coverage. Our coverage with the 2M Alliance includes four trade routes and 11 services: (1) Asia  —  USEC (five services with an additional service to commence in June 2021), (2) Asia  —  Pacific Northwest (two services), (3) Asia  —  Mediterranean (two services) and (4) Asia  —  U.S. Gulf (two services). Our cooperation agreement with the 2M Alliance allows us to “partner-to-play” at scale with greater stability in our trade routes that originate out of Asia by providing more competitive slot costs, new ports of call and superior transit times. In addition to the 2M Alliance, we partner with most of the top global carriers as well as regional carriers in local lanes through cooperation agreements and strive to select the best partner for each of the trades in which we operate. These cooperation agreements allow us to continue to operate with flexibility while enhancing our coverage, provide more frequent and efficient services within our select trades and help us respond to changes in industry and market dynamics more expeditiously than our competitors.
•
Commercial and operational excellence powered by our digital tools and innovation.   We have been investing significantly in a digital transformation of the way we think, act, and perform, making it easier for our customers to do business with us. Main platforms and services introduced in the last three years include: a new company website, which is designed for any device, supports multiple languages, and includes dynamic service maps, local news and updates and a live chat, reaching more than approximately 500,000 unique visitors per month; myZIM Customer Personal Area, which provides our customers with a more efficient and convenient way to manage all of their shipments under one digital platform and easily access documentation, online draft bill of lading as well print bill of lading and provides proactive personal notifications, reaching over 5,000 registered customers; eZIM, a fast and easy way to directly submit eBooking & eShipping Instructions, supported by live chat; eZQuote, which provides instant quoting, fixed price and guaranteed equipment and space, allowing customers to receive instant quotes with a fixed price and guaranteed terms; Lead-to-Agreement, a system that manages all of our commercial agreements and streamlines communications between our geographic trade zones, sales force and customers; “Dynamic Pricing”, an analytical engine that defines the optimal pricing for spot transactions, assisting us in increasing profitability margins; “Commercial Excellence”, an advanced cloud-based analytical tool that assists our geographic trade zones in focusing on more profitable customers in specific trades; “Hive”, a yield management platform which enables instant cargo selection and booking acceptance based on defined business rules, while providing geographic trade zones with live view and interactive control over forecasts, booking acceptances and equipment releases, maximizing the profitability of each voyage and improving response time to our customers; and ZIMapp, a complementary digital gateway service that allows easy access to both ZIM.com and myZIM, anywhere and anytime. All platforms & services are “Powered By Our Customers”, an innovative approach supported by a working methodology in which customers are taking an active part in designing our digital experience for customers by customers.

•
Customer-centric service offering supporting a diverse and loyal global customer base.   During the three month period ended on March 31, 2021, we served more than 17,500 customers (which considers each of our customer entities separately, even if it is a subsidiary or branch of another customer) from 80 countries. Our customers include blue chip beneficial cargo owners such as Target, Walmart and Electrolux as well as freight forwarders such as Kuehne + Nagel, DB Schenker, DHL and DSV Ocean Transport. For the three months ended March 31, 2021, 31% of our volume was carried on behalf of beneficial cargo owners and 69% of our volume was carried on behalf of freight forwarders. In 2020, our 10 largest customers represented approximately 16% of our freight revenues and our 50 largest customers represented approximately 34% of our freight revenues, with no single customer representing more than 5% of our revenues. Although the container liner industry generally has low costs related to switching carriers, we have high retention rates among our largest customers. 75% of our top 20 customers in 2020 have been doing business with us for more than 10 years. Our enhanced focus on customer-centric services has driven improvement and stability in customer satisfaction over the past several years. We believe we are well-positioned to attract new customers by being the leading carrier of choice in the trades in which we operate, through our reliable and competitive services, via our broad range of premium shipping solutions, our best-in-class technology and our highly trained and experienced sales force and customer service representatives.

•
Strong performance culture and experienced management team with deep industry knowledge.   As a pioneer in providing seaborne transportation and logistics solutions since 1945, we have developed a strong company culture for performance, where individual and collective behavior supports the execution of our strategies, led by a management team with vast business experience and deep industry knowledge and with the full support and guidance of an extremely experienced Board of Directors. In 2019, we launched a new Vision and Values within our organization, which defined our values as: (1) can-do approach, (2) results-driven, (3) agility, (4) togetherness and (5) sustainability, while our Vision is defined as “Innovative shipping dedicated to you!”. The refreshed new Vision and Values were fully implemented across the organization and we believe have been instrumental in helping improve the spirit of the organization and support our financial results. Relative to our global liner peers, we have improved to the #1 ranking in terms of employee satisfaction according to Glassdoor. On average, our senior managers have been with us for approximately 12 years and have an average of 16 years of experience in a variety of roles within the shipping industry. In addition, our Board of Directors is comprised of seasoned business managers with diverse backgrounds and includes a number of highly experienced shipping veterans with multi-decade experience across all segments of the sector, including operations, ownership, management and ship finance. We believe that our team’s experience, deep industry knowledge and strong relationships with container liner industry participants, including freight forwarders, financing providers, customers, rail and truck transportation providers, vessel owners and shipbuilders, will continue to position us to execute our growth strategies. Our senior management team has a proven ability to lead complex processes and achieve desired results. This is demonstrated through our ability to achieve industry-leading Adjusted EBIT margins for the last 25 consecutive quarters.

Our strategies
Our primary objective is to use our strengths to profitably grow our business and maximize value to our shareholders. The key elements of our strategy are:
•
Further develop our industry-leading technologies to drive profitability.   We continue to focus on developing industry-leading and best-in-class technologies to support our customers, improve our operations and maximize our profitability. We are focused on developing the best end-to-end digital experience for our customers while maintaining our personal touch. Digital services such as (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo, (ii) eZIM, our easy-to-use online booking platform and (iii) eZQuote, our online instant quoting service, all enable us to attract and retain high quality customers. Further, our continued investment in our back-end revenue management tools enables us to proactively manage our cargo and vessels to focus on the highest yielding bookings with our customers. For example, the “Dynamic Pricing” tool that we are developing will assist us in improving our profitability margins through use of an analytical engine to identify the optimal pricing for spot transactions. We believe that the core pillar of our growth and profitability strategy is our recent and continued investment in industry-leading and differentiated technologies.

•
Strategically expand our presence in existing geographic trades and enter new targeted, profitable trades.   Our strategy is to be a leading carrier of choice in each of the geographic trades in which we operate and markets we serve. We focus on trades that we believe are underserved and where we can introduce competitive and comprehensive product offerings to drive our profitability. We will continue to look for opportunities to launch new growth engines such as the ZEX line, CAX line in response to growing eCommerce trends and Z2X and Z3X service lines. Our CAX service is an additional agile response to meeting market demand, connecting Australia with its largest trading partner whilst offering a competitive transit time. As a further example, in response to Vietnam’s rise as the fastest growing export country in Asia, we have recently extended our services connecting Vietnam to the Intra-Asia trade and for feeding into the Transpacific market. We now offer coverage to Vietnam ports across nine Intra-Asia lines and one direct Transpacific route.

•
Leverage our strategic cooperation agreements, including with the 2M Alliance, to drive further growth in strategic trades.   Our flexibility to partner with many of the top global carriers on global trades and with select regional carriers on local trades provides us with the ability to choose the best partner for each of our trades. These partnerships are a core principle of our growth strategy. Our long-term strategic cooperation with the 2M Alliance is focused on improving coverage and cost efficiencies across several of our most critical trade lanes that originate out of Asia into the United States and Mediterranean. This partnership allows us to compete at scale with the larger global liners in these markets. Our cooperation agreements include joint growth mechanisms such as upsizing vessel size, launching additional lanes in a given trade and deploying and sharing additional ad-hoc sailings to meet peak demand. Cooperation agreements drive more cost-efficient volume growth and coverage with reduced risk either by rationalizing slots or upsizing vessels jointly.
•
Continue relentless focus on cost management initiatives.    The constant focus on operational improvements is a key element of our corporate culture. We intend to continue to focus on improving processes and structures across the organization to drive efficiencies and cost savings while maintaining a high level of service. We expect that the global procurement function will continue to generate savings from both new and renegotiated supplier contracts via decreasing contract rates. We have improved our operations through several creative initiatives such as innovative fuel procurement, consumption optimization and port performance optimization and we continuously evaluate the market and seek to develop new initiatives. We also intend to continue to improve and invest in our information technology infrastructure to support further business analytics initiatives, including logistics analyses, operational efficiencies and cost reduction opportunities.

•
Focus on sustainability as a core principle of our service offering.   Through our core value of sustainability, we aim to uphold and advance a set of principles regarding Ethical, Social and Environmental concerns. Our goal is to work resolutely to eliminate corruption risks, promote diversity among our teams and continuously reduce the environmental impact of our operations, both at sea and onshore. In particular, our vessels are in full compliance with materials and waste treatment regulations, including full compliance with the IMO 2020 Regulations, and our fuel consumption and CO2 emissions per TEU have decreased significantly in recent years. In addition to actively working to reduce accidents and security risks in our operations, we also endeavor to eliminate corruption risks by maintaining an internal anti-bribery compliance plan, and as a member of the Maritime Anti-Corruption Network, with a vision of a maritime industry that enables fair trade. We also foster quality throughout the service chain, by selectively working with qualified partners to advance our business interests. Finally, we promote diversity among our teams, with a focus on developing high-quality training courses for all employees. As we continue to grow, sustainability will remain as a core value.

•
Further opportunities for investment in new engines of growth.   Recently, we have developed, and will continue to develop multiple engines of growth which are adjacent to our traditional container shipping business. We have formed a number of partnerships and collaborations with third-party start-ups, as innovation is in our DNA. These technological partnerships and initiatives include: (i) “ZKCyberStar”, a collaboration with Konfidas, a leading cyber-security consulting company, to provide bespoke cyber-security solutions, guidance, methodology and training to the maritime industry; (ii) “ZCode”, a new initiative in cooperation with Sodyo, an early stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.). This technology is extremely fast and is suitable for multiple types of media; (iii) Our investment in and partnership with WAVE, a leading electronic B/L based on blockchain technology, to replace and secure original documents of title; (iv) Our investment in and partnership with Ladingo, a one-stop-shop for Cross Border Shipments with all-in-one, easy to use software and fully integrated service, making it easier, more affordable and risk free to import and export LCLs, FCLs or any large and bulky shipments. This partnership is set to complement our cooperation with Alibaba, by adding an online LCL solution for Alibaba sellers, and is expected to enable us to gain footprint in adjacent and new markets, grow our revenue streams and provide added value to our customers; (v) the establishment of ZIMARK with Sodyo Ltd., a technology based new company providing innovative scanning technology for the logistics and supply chain industries, to provide next generation scanning solutions, as well as a direct equity investment in Sodyo.

Recent Developments
Early full mandatory repayment
In March 2021, we made an early repayment of US$85 million of its Series 1 notes (Tranche C), in accordance with the related excess cash mechanism (see also Note 12(b) to the 2020 annual financial statements). In April 2021, we announced an additional early repayment under such mechanism (which also considered balances during April 2021), in respect of our Series 1 and Series 2 notes (Tranches C and D), in a total amount of US$349 million, to be carried out in June 2021. This payment reflects a full settlement of the outstanding indebtedness related to such notes and will result in the removal of the related provisions and limitations.
Approval of dividend payment
In May 2021, further to the above-mentioned expected full repayment of Series 1 and Series 2 notes, our Board of Directors approved the distribution of a special dividend of approximately US$2.00 per ordinary share (approximately US$238.0 million in the aggregate, assuming that by the record date, all options to purchase our ordinary shares that will be exercisable on or before the record date, will be exercised by their respective option holders). The dividend is scheduled to be paid on September 15, 2021, to all holders of our ordinary shares on record as at August 25, 2021. The special dividend is supplemental to our previously communicated 2021 annual dividend guidance, whereby we expect to distribute 30-50% of 2021 net income in 2022, subject to Board approval.
Annual General Shareholders meeting and appointment of new board members
On May 12, 2021, our annual general shareholders meeting approved the following resolutions: (i) the reappointment of the incumbent directors: Mr. Yair Seroussi (Chairman), Mr. Nir Epstein, Mr. Flemming Jacobs, Mr. Karsten Liebing, Mr. Birger Meyer, Mr. Yair Caspi and Mr. Yoav Sebba, as well as the appointment of new directors Mr. William (Bill) Shaul and Ms. Liat Tennenholtz, and (ii) the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.
Corporate information
We are incorporated under the laws of the State of Israel (registration number 52-001504-1). Our principal executive offices are located at 9 Andrei Sakharov Street, P.O. Box 15067, Matam, Haifa 3190500, Israel, and our telephone number is +972 (4) 865-2000. Our website address is www.zim.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes.

THE OFFERING
Ordinary shares offered by the selling shareholders
6,730,583 ordinary shares
Ordinary shares outstanding before and after this offering
115,000,000 ordinary shares
Underwriters’ option
The selling shareholders have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional 1,009,587 ordinary shares at the public offering price less the underwriting discount.
Use of proceeds
We will not receive any proceeds from the sale of the ordinary shares offered by the selling shareholders (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling shareholders).
Dividends
Our Board of Directors has adopted a dividend policy to distribute each year up to 50% of our annual net income as determined under IFRS, provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Declaration and payment of any dividend is subject to the discretion of our Board of Directors and the requirements of Israeli law as well as the other limitations set forth in the sections of this prospectus or documents incorporated by reference herein entitled “Dividend policy” and “Risk factors.” In May 2021, our Board of Directors approved of dividend of approximately US$2.00 per ordinary share, which is scheduled to be paid on September 15, 2021, to all holders of our ordinary shares on record as at August 25, 2021. The special dividend is supplemental to our previously communicated 2021 annual dividend guidance, whereby we expect to distribute 30-50% of 2021 net income in 2022, subject to Board approval. See “— Recent developments — Approval of dividend payment.”
Risk factors
See “Risk factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
NYSE trading symbol
“ZIM”
The number of ordinary shares outstanding before and after this offering is based on ordinary shares outstanding as of March 31, 2021 and excludes:
•
4,990,000 ordinary shares (subject to adjustments) that may be issued upon the exercise of 4,990,000 options granted under our 2018 Share Option Plan at an exercise price of $1.00 per share; and

•
546,822 ordinary shares (subject to adjustments) that may be issued upon the exercise of 546,822 options granted under our 2020 Share Incentive Plan at an exercise price of $15.00 per share.

For the description of the 2018 Share Option plan and 2020 Share Incentive Plan See “Item 6.E Share Ownership” in the 2020 Form 20-F, which is incorporated by reference herein.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The summary consolidated financial data set forth below as of December 31, 2020 and 2019 and for each of the years in the three year period ended December 31, 2020, have been derived from our audited consolidated financial statements and the notes thereto incorporated by reference in this prospectus. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board, or PCAOB. The summary consolidated financial data set forth below as of for the three months ended March 31, 2021 and 2020 have been derived from our unaudited interim consolidated financial statements and the notes thereto incorporated by reference in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and our results of operations for any interim period are not necessarily indicative of the results of operations that may be expected for a full fiscal year or any other interim period.
This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto. You should read the following summary consolidated financial and other data in conjunction with “Item 5. Operating and Financial Review and Prospects”, our consolidated financial statements and the notes thereto and the other financial information included in our annual report on Form 20-F for the fiscal year ended December 31, 2020 as filed with the Securities and Exchange Commission (the “2020 Form 20-F”) and our current report on Form 6-K for the three months ended March 31, 2021 as filed with the Securities and Exchange Commission (the “2021 Q1 6-K”) and in each case, incorporated by reference in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2020(1)	2019(1)	2018	2021(1)	2020(1)
	(in millions, except share and per share data)
CONSOLIDATED INCOME STATEMENTS
Income from voyages and related services	$3,991.7	$3,299.8	$3,247.9	$1,744.3	$823.2
Cost of voyages and related services:
Operating expenses and cost of services	(2,835.1)	(2,810.8)	(2,999.6)	(880.6)	(698.3)
Depreciation	(291.6)	(226.0)	(100.2)	(128.1)	(67.1)
Gross profit	865.0	263.0	148.1	735.6	57.8
Other operating income (expenses), net	16.9	36.9	(32.8)	2.2	2.0
General and administrative expenses	(163.2)	(151.6)	(143.9)	(55.9)	(35.4)
Share of profits of associates	3.3	4.7	5.4	1.5	0.5
Results from operating activities	722.0	153.0	(23.2)	683.4	24.9
Finance expenses, net	(181.2)	(154.3)	(82.6)	(39.4)	(33.7)
Profit (loss) before income taxes	540.8	(1.3)	(105.8)	644.0	(8.8)
Income taxes	(16.6)	(11.7)	(14.1)	(54.4)	(3.1)
Net income (loss)	$524.2	$(13.0)	$(119.9)	$589.6	$(11.9)
Basic net income (loss) per ordinary share(2)(3)	$5.18	$(0.18)	$(1.26)	$5.35	$(0.14)
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share(2)(3)	100,000,000	100,000,000	100,000,000	109,777,778	100,000,000
Diluted net income (loss) per ordinary share(2)(3)	$4.96	$(0.18)	$(1.26)	$5.13	$(0.14)
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share(2)(3)	104,530,892	100,000,000	100,000,000	114,508,115	100,000,000
	As of December 31,		As of March 31,
	2020	2019	2021
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Cash and cash equivalents	$570.4	$182.8	$1,188.4
Total current assets	1,201.6	630.8	2,038.1
Total assets	2,824.2	1,926.1	4,158.6
Working capital	50.1	(295.5)	532.2
Total liabilities	2,549.8	2,178.4	3,098.5
Total non-current liabilities	1,398.3	1,252.0	1,592.7
Total shareholders’ equity (deficit)(4)	$274.5	$(252.3)	$1,060.1

	Year Ended December 31,			Three Months Ended March 31,
	2020(1)	2019(1)	2018	2021	2020
	(in millions)
CONSOLIDATED CASH FLOW DATA
Net cash generated from operating activities	$880.8	$370.6	$225.0	$777.4	$101.6
Net cash generated from (used in) investing activities	(35.2)	38.0	51.1	(134.6)	(3.5)
Net cash used in financing activities	(460.4)	(411.4)	(242.7)	(23.6)	(82.1)
	Year Ended December 31,			Three Months Ended March 31,
	2020(1)	2019(1)	2018	2021(1)	2020(1)
	(in millions)
OTHER FINANCIAL DATA
Adjusted EBIT(5)	$728.6	$148.9	$39.1	$687.8	27.2
Adjusted EBITDA(5)	1,035.8	385.9	150.7	820.5	97.2
	Year Ended December 31,			Three Months Ended March 31,
	2020	2019	2018	2021	2020
OTHER SUPPLEMENTAL DATA
TEUs carried (in thousands)	2,841	2,821	2,914	818	638
Average freight rate per TEU(6)	$1,229	$1,009	$973	$1,925	$1,091

*
Other Financial Data and Other Supplemental Data have not been derived from our consolidated financial statements.

(1)
On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “Item 5. Operating and Financial Review and Prospects — Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(f) to our audited consolidated financial statements included in the 2020 Form 20-F incorporated by reference in this prospectus.

(2)
Basic and diluted net income (loss) per ordinary share are computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Note 11 to our audited consolidated financial statements included in the 2020 Form 20-F and Note 9 to our unaudited interim consolidated financial statements included in the Q1 2021 6-K, in each case incorporated by reference in this prospectus.

(3)
Basic and diluted net income (loss) per ordinary share give effect to the share split, which took place prior to our initial public offering, for all periods presented.

(4)
Includes non-controlling interest.

(5)
See “— Non-IFRS financial measures” for how we define and calculate Adjusted EBIT and Adjusted EBITDA, a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, and a discussion of the limitations of these non-IFRS financial measures.

(6)
We define average freight rate per TEU as revenues from containerized cargo during each period divided by the number of TEUs carried for that same period. The following table provides revenues from containerized cargo for the periods presented:

		Year Ended December 31,		Three Months Ended March 31,
	2020	2019	2018	2021	2020
	(in millions)
Freight revenues from containerized cargo	$3,492.2	$2,847.3	$2,835.8	$1,573.7	$696.5

NON-IFRS FINANCIAL MEASURES
Adjusted EBIT
Adjusted EBIT is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies. We have included Adjusted EBIT in this prospectus because it is a key measure used by our management and Board of Directors to evaluate our operating performance. We believe that it is also a useful measure for investors and analysts to measure our operating performance and to compare our operating results between periods on a consistent basis and, because Adjusted EBIT is a common measure of performance in our industry, to compare our operating results to the operating results of our peers. Nevertheless, Adjusted EBIT may not be comparable to similarly titled measures of other companies because other entities may not define or calculate Adjusted EBIT in the same manner. In arriving at this non-IFRS financial measure, we have excluded items that either have a non-recurring impact on our income statements or which, in the judgment of our management, are excluded to facilitate operating performance comparisons. Accordingly, we believe that Adjusted EBIT provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Nevertheless, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for net income (loss) or any other financial measure reported in accordance with IFRS.
This non-IFRS financial measure has certain limitations as it does not include items which may have a material effect on our financial statements. Some of these limitations are:
•
Adjusted EBIT does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBIT does not reflect tax payments that may represent a reduction in cash available to us; and

•
Adjusted EBIT does not reflect interest and debt repayments to which we are subject or debt receipts.

Accordingly, management uses Adjusted EBIT as only one of several measures for evaluating our business performance. In addition, financial expenses (income), net, income taxes, non-cash charter hire expenses, impairments and capital gains (losses) beyond the ordinary course of business, as well as expenses related to legal contingencies are reviewed separately by management.

The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted EBIT for the periods presented:
	Year Ended December 31,			Three Months Ended March 31,
	2020	2019	2018	2021	2020
	(in millions)
RECONCILIATION OF NET INCOME (LOSS)
TO ADJUSTED EBIT
Net income (loss)	$524.2	$(13.0)	$(119.9)	$589.6	$(11.9)
Financial expenses (income), net	181.2	154.3	82.6	39.5	33.7
Income taxes	16.6	11.7	14.1	54.4	3.1
Operating income (EBIT)	722.0	153.0	(23.2)	683.5	24.9
Non-cash charter hire expenses(1)	7.7	10.5	20.0	0.8	2.3
Capital loss (gain), beyond the ordinary course of business(2)	(0.1)	(14.2)	(0.3)
Impairment of assets	(4.3)	1.2	37.9
Expenses related to legal contingencies	3.3	(1.6)	4.7	3.5
Adjusted EBIT	$728.6	$148.9	$39.1	$687.8	$27.2
Adjusted EBIT margin(3)	18.3%	4.5%	1.2%	39.4%	3.3%

(1)
Mainly related to amortization of deferred charter hire costs, recorded in connection with the debt restructuring we undertook in 2014 (the “2014 restructuring”).

(2)
Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

(3)
Represents Adjusted EBIT divided by Income from voyages and related services.

Adjusted EBITDA
We also examine Adjusted EBITDA as an additional financial measurement. Adjusted EBITDA is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and Board of Directors to evaluate our operating performance. It is also a useful measure for investors and analysts to measure our operating performance and to compare our operating results between periods on a consistent basis. Nevertheless, Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other entities may not define or calculate Adjusted EBITDA in the same manner.
Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or a measure comparable to net income (loss) as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments, and tax payments. Additionally, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:
•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•
Adjusted EBITDA does not reflect interest and debt repayments to which we are subject or debt receipts.

Management compensates for these limitations by using Adjusted EBITDA as only one of several measures for evaluating our business performance. In addition, depreciation and amortization, impairments, financial expenses (income), net, income taxes, non-cash charter hire expenses and capital gains (losses) beyond the ordinary course of business, as well as expenses related to legal contingencies are reviewed separately by management.
The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted EBITDA for the periods presented:
	Year Ended December 31,			Three Months Ended March 31,
	2020(1)	2019(1)	2018	2021(1)	2020(1)
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
Net income (loss)	$524.2	$(13.0)	$(119.9)	$589.6	$(11.9)
Financial expenses (income), net	181.2	154.3	82.6	39.5	33.7
Income taxes	16.6	11.7	14.1	54.4	3.1
Depreciation and amortization	314.2	245.5	111.6	133.5	72.1
EBITDA	1,036.2	398.5	88.4	817.0	97.0
Non-cash charter hire expenses(2)	0.7	2.0	20.0		0.2
Capital loss (gain), beyond the ordinary course of business(3)	(0.1)	(14.2)	(0.3)
Impairment of assets	(4.3)	1.2	37.9
Expenses related to legal contingencies	3.3	(1.6)	4.7	3.5
Adjusted EBITDA	$1,035.8	$385.9	$150.7	$820.5	$97.2

(1)
On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “Item 5. Operating and Financial Review and Prospects — Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(f) to our audited consolidated financial statements included in the 2020 Form 20-F incorporated by reference in this prospectus.

(2)
Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring. Following the adoption of IFRS 16 on January 1, 2019, part of the adjustments are recorded as amortization of right-of-use assets.

(3)
Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

We believe that these non-IFRS financial measures are useful in evaluating our business because they are leading indicators of our profitability and our overall business. Nevertheless, this information should be considered as supplemental in nature and not meant to be considered in isolation or as a substitute for net income (loss) or any other financial measure reported in accordance with IFRS. Other companies, including companies in our industry, may calculate Adjusted EBIT and Adjusted EBITDA differently or not at all, which reduces the usefulness of these measures as comparative measures. You should consider Adjusted EBIT and Adjusted EBITDA along with other financial performance measures, including net income (loss), and our financial results presented in accordance with IFRS.

RISK FACTORS
This offering and an investment in our ordinary shares involve risks and uncertainties. You should consider carefully the risks described below and under the heading “Risk Factors” in our 2020 Form 20-F incorporated by reference herein, as well as all other information contained or incorporated by reference in this prospectus, before you decide to invest in our ordinary shares. Additional risks and uncertainties of which we are not presently aware or currently deem immaterial could also affect our business, financial condition and results of operations. If any of these risks and uncertainties actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.
Summary of Risk Factors
The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read the risks described under the heading “Risk Factors” in our 2020 Form 20-F incorporated by reference herein, as well as the additional risks set forth in this section, in full.
•
The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global economic conditions and the many factors that affect supply and demand in the shipping industry, including geopolitical trends, US-China related trade restrictions, regulatory developments, relocation of manufacturing and, recently, the impact of the COVID-19 pandemic.

•
We charter-in substantially all of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, our costs associated with chartering vessels are unpredictable.

•
Excess supply of global container ship capacity, which depresses freight rates, may limit our ability to operate our vessels profitably. In addition, increased global container ship capacities are leading to overload and/or overcapacity and congestion in certain ports and may limit our access to ports.

•
Changing trading patterns, trade flows and sharpening trade imbalances may increase our container repositioning costs. If our efforts to minimize our repositioning costs are unsuccessful, it could adversely affect our business, financial condition and results of operations.

•
Our ability to participate in operational partnerships in the shipping industry remains limited, which may adversely affect our business, and we face risks related to our strategic cooperation agreement with the 2M Alliance.

•
The container shipping industry is highly competitive and competition may intensify even further. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates, which could negatively affect our market position and financial performance.

•
We may be unable to retain existing customers or may be unable to attract new customers.

•
We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

•
Volatile bunker prices, including as a result of the mandatory transfer to low sulfur oil bunker by the IMO 2020 Regulations, may have an adverse effect on our results of operations.

•
The recent spike in freight rates and related charges has resulted in increased scrutiny by regulators around the world. In particular, recently the ministry of transportation in China approached several carriers, including the Company, with a request for information with respect to the charging of customers practices, and filing of charges and changes in charges with the relevant regulators. If we are found to be violation of the applicable regulation, we could be subject to various sanctions, including monetary sanctions.

Risks related to our ordinary shares and the offering
An active trading market for our ordinary shares may not be sustained.
Prior to the listing of our ordinary shares on the NYSE, there was no public market for our ordinary shares, and in light of our limited history as a publicly traded company, there can be no assurance that an active trading market will be sustained, or that the ordinary shares may be resold at or above the public offering price. The market value of our ordinary shares could be substantially affected by the extent to which a secondary market for the ordinary shares is sustained.
Future sales of our ordinary shares or the anticipation of future sales could reduce the market price of our ordinary shares.
If we or our existing shareholders sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. A substantial number of our shares outstanding and our shares issuable upon the exercise of options are subject to lock-up agreements that restrict the ability of their holders to transfer such shares without the prior written consent of the representatives, with some such agreements in effect until July 26, 2021 (the date that is for 180 days after the date of the prospectus used in connection with our initial public offering). In connection with this offering, the underwriters of our initial public offering have agreed to release from such lock-up agreements 1,681,750 ordinary shares (or approximately 1.5% of our outstanding ordinary shares). Such shares will be eligible for sale in the public market upon the consummation of this offering. The selling shareholders and certain other shareholders have entered into lock-up agreements in effect for 90 days after the date of this prospectus. Consequently, upon expiration of the lock-up agreements, substantially all remaining outstanding ordinary shares not previously released from the lock-up agreements in connection with this offering will be eligible for sale in the public market, except that ordinary shares held by our affiliates will be subject to restrictions on volume and manner of sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). In addition, approximately 3,742,500 shares of underlying vested options will be eligible for sale in the public market on July 27, 2021 while the remaining approximately 1,247,500 shares of underlying vested options will vest in 2022. We have also filed a registration statement on Form S-8 with the SEC, covering all of the ordinary shares issuable under our share incentive plans and such shares will be available for resale following the expiration of any restrictions on transfer. Further, substantially all of our existing shareholders are party to a Registration Rights Agreement. Pursuant to this agreement, at any time beginning July 27, 2021, the shareholders party thereto are entitled to request that we register the resale of their ordinary shares under the Securities Act, subject to certain conditions. See “Item 7. Related Party Transactions  —  Registration rights” in the 2020 Form 20-F incorporated by reference in this prospectus for additional information. The market price of our ordinary shares may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares into the market. In addition, a sale by us of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares.
Interests of our principal shareholders could adversely affect our other shareholders.
Our largest shareholder, Kenon Holdings, Ltd., or Kenon, currently owns approximately 27.8% of our outstanding ordinary shares and voting power. As a result of its voting power, Kenon has and will continue to have the ability to exert influence over our affairs for the foreseeable future, including with respect to the election of directors, amendments to our articles of association and all matters requiring shareholder approval. In certain circumstances, Kenon’s interests as a principal shareholder may differ or even conflict with the interests of our other shareholders, and Kenon’s ability to exert influence over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests. In addition, we have entered into a number of transactions with related parties, which are connected to Kenon, as described in “Item 7. Related Party Transactions” in the 2020 Form

20-F incorporated by reference in this prospectus. Although we have implemented procedures to ensure the terms of any related party transaction are at arm’s length, any alleged appearance of impropriety in connection with our entry into related party transactions could have an adverse effect on our reputation and business.
The State of Israel holds a Special State Share in us, which imposes certain restrictions on our operations and gives Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti-takeover effect.
The State of Israel holds a Special State Share in us, which imposes certain limitations on our operating and managing activities and could negatively affect our business and results of our operations. These limitations include, among other things, transferability restrictions on our share capital, restrictions on our ability to enter into certain merger transactions or undergo certain reorganizations and restrictions on the composition of our Board of Directors and the nationality of our chief executive officer, among others. Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of our ordinary shares or otherwise negatively affect our business and results of operations. In addition, the terms of the Special State Share dictate that we maintain a minimum fleet of 11 wholly owned seaworthy vessels. Currently, as a result of waivers received from the State of Israel, we own fewer vessels than the minimum fleet requirement. However, if we acquire and own additional vessels in the future, these vessels would be subject to the minimum fleet requirements and conditions of the Special State Share, and if we would want to dispose of such vessels, we would need to obtain consent from the State of Israel. For further information on the Special State Share, see “Share Ownership  —  The Special State Share” in the 2020 Form 20-F incorporated by reference in this prospectus.
As a foreign private issuer, we are permitted, and intend to continue, to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to U.S. domestic issuers.
As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we are permitted to follow certain Israeli corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We intend to continue to follow certain Israeli home country corporate governance practices rather than the requirements of the NYSE including, for example, to have a nominating committee or to obtain shareholder approval for certain issuances to related parties or the establishment or amendment of certain equity-based compensation plans. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers. See “Item 16G. Corporate governance” in the 2020 Form 20-F incorporated by reference in this prospectus.
As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports, which could result in our shares being less attractive to investors.
As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to continue to voluntarily file current reports on Form 6-K that include quarterly financial statements, and we have adopted a procedure to voluntarily comply with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.
We are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose the compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers on an individual, rather than on an aggregate, basis. Nevertheless, regulations promulgated under the Israeli Companies Law 5759-1999 (the “Companies Law”) require us to disclose in the notice convening an annual general meeting (unless previously disclosed in any report by us prepared pursuant to the requirements of NYSE or any other stock exchange on which our shares are registered for trade) the annual compensation of our five most highly compensated officers on an individual basis, rather than on an aggregate basis. This disclosure is not as extensive as that required of a U.S. domestic issuer.
We would lose our foreign private issuer status if a majority of our shares were to become held by U.S. persons and either a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC after the consummation of this offering, our management will be required to report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404 at that time. We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process requires the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective internal control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.
Our dividend policy is subject to change at the discretion of our Board of Directors and there is no assurance that our Board of Directors will declare dividends in accordance with this policy.
Our Board of Directors has adopted a dividend policy to distribute each year up to 50% of our annual net income. Any dividends must be declared by our Board of Directors, which will take into account various factors including our profits, our investment plan, our financial position and additional factors it deems appropriate. While we initially intend to distribute up to 50% of our annual net income, the actual payout ratio could be anywhere from 0% to 50% of our net income, and may fluctuate depending on our cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with our Board’s policy or at all, and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad-hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. Accordingly, we expect that the amount of any cash dividends we distribute will vary between distributions as a result of such factors. We have not adopted a separate written dividend policy to reflect our Board’s policy.
Our ability to pay dividends is currently subject to certain limitations under our existing indebtedness, and may be subject to limitations under any future indebtedness we may incur. For example, our existing Series 1 and Series 2 notes permit us to pay dividends (i) in an amount per year of up to 5% of the proceeds we receive from any public equity offering (not including this offering) and (ii) in an amount that does not exceed 50% of our cumulative net income, minus any amounts paid pursuant to clause (i). In March 2021, the Company made an early repayment of US$85 million of its Series 1 notes (Tranche C), in accordance with the related excess cash mechanism (see also Note 12(b) to the 2020 annual financial statements). In April 2021, the Company announced an additional early repayment under such mechanism (which also considered balances during April 2021), in respect of its Series 1 and Series 2 notes (Tranches C and D), in a total amount of US$349 million, to be carried out in June 2021. This payment reflects a full settlement of the outstanding indebtedness related to such notes and will result in the removal of the related provisions and limitations on our ability to pay dividends, however we may in the future incur indebtedness that subjects us to limitations on our ability to pay dividend. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. See “Dividend policy” and “Recent Developments” for more information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
In this prospectus, we make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act, and Section 21E of the Exchange Act. These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:
•
our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends;

•
our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in container supply, industry consolidation, demand, bunker prices, charter/freights rates, container values and other factors affecting supply and demand;

•
our anticipated ability to make required debt service payments and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities, as well as our ability to refinance indebtedness;

•
our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses;

•
our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations;

•
the expected benefits of our cooperation agreements and strategic alliances, including our alliance with 2M;

•
our anticipated insurance costs;

•
our beliefs regarding the availability of crew;

•
our expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•
our expectations regarding our environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations;

•
our beliefs regarding potential liability from current or future litigation;

•
our plans regarding hedging activities;

•
our ability to pay dividends in accordance with our dividend policy;

•
our expectations regarding our competition and ability to compete effectively; and

•
our ability to effectively handle cyber-security threats and recover from cyber-security incidents.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk factors” in this prospectus and in the 2020 Form 20-F incorporated by reference in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS
We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling shareholders).

DIVIDEND POLICY
Our Board of Directors has adopted a dividend policy to distribute each year up to 50% of our annual net income as determined under IFRS, subject to applicable law, and provided that such distribution would not be detrimental to our cash needs or to any plans approved by our Board of Directors. Any dividends must be declared by our Board of Directors, which will take into account various factors including, inter alia, our profits, our investment plan, our financial position, the progress relating to our strategy plan, the conditions prevailing in the market and additional factors it deems appropriate. While we initially intend to distribute up to 50% of our annual net income, the actual payout ratio could be anywhere from 0% to 50% of our net income, and may fluctuate depending on our cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with our Board’s policy or at all, and our Board of Directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. For example, our Board may determine that our cash needs for debt service, capital expenditures or operations may increase and that it would not be prudent to distribute dividends. Accordingly, we expect that the amount of any cash dividends we distribute will vary between distributions, and you should not expect that any particular amount will be distributed by us as dividends at any time, even if we have previously made dividend payments in such amount. We have not adopted a separate written dividend policy to reflect our Board’s policy.
Our ability to pay dividends is subject to certain limitations under our existing indebtedness, and may be subject to limitations under any future indebtedness we may incur. See “Risk Factors — Our dividend policy is subject to change at the discretion of our Board of Directors and there is no assurance that our Board of Directors will declare dividends in accordance with this policy” in this prospectus and “Item 5. Operating and Financial Renew and Prospects — Liquidity and capital resources — Debt and other financing arrangements” in the 2020 Form 20-F incorporated by reference in this prospectus.
In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. See “Item 8.A — Consolidated Statements and Other Financial Information — Dividend and liquidation rights” in the 2020 Form 20-F incorporated by reference in this prospectus. Generally, dividends paid by an Israeli company are subject to an Israeli withholding tax, except for dividends paid to an Israeli company. For a discussion of certain tax considerations affecting dividend payments, see “Taxation.” Any dividends declared on our ordinary shares will be declared and paid in U.S. dollars.
In May 2021, our Board of Directors approved of dividend of approximately US$2.00 per ordinary share, which is scheduled to be paid on September 15, 2021, to all holders of our ordinary shares on record as at August 25, 2021. The special dividend is supplemental to our previously communicated 2021 annual dividend guidance, whereby we expect to distribute 30-50% of 2021 net income in 2022, subject to Board approval. See “— Recent developments — Approval of dividend payment.”

CAPITALIZATION
The following table sets forth our (i) cash and cash equivalents, (ii) deposits and restricted cash and (iii) consolidated capitalization at March 31, 2021:
You should read this information in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” section contained in the 2020 Form 20-F incorporated by reference in this prospectus.
As of March 31, 2021
(in millions)
Cash and cash equivalents	$1,188.4
Deposits and restricted cash(1)	60.5
Total long-term debt(2)	2,019.6
Ordinary shares, no par value, 350,000,001 shares authorized and 115,000,000 shares issued and outstanding	—
Special State Share, no par value; 1 share authorized; 1 share issued and outstanding	—
Additional paid-in capital	903.8
Translation and general reserves	1,088.6
Non-controlling interests	3.8
Accumulated deficit	(936.1)
Total shareholders’ equity	1,060.1
Total capitalization	$3,079.7

(1)
Mainly consists of bank deposits pledged as collateral for a portion of our short-term bank credit.

(2)
Other than lease liabilities (which are accounted as secured by the corresponding leased assets), all of our long-term debt is unsecured. See “Item 5. Operating and Financial Renew and Prospects — Liquidity and capital resources — Debt and other financing arrangements” in the 2020 Form 20-F incorporated by reference in this prospectus.

SELLING SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of May 28, 2021 and after this offering by each of the selling shareholders in this offering, based upon the 115,000,000 ordinary shares outstanding as of May 28, 2021, which represents our entire issued and outstanding share capital as of such date. The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of May 28, 2021, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.
All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares other than the State of Israel as holder of the Special State Share. See “Exhibit 2.1 Description of the Registrant’s Securities” filed with the 2020 Form 20-F incorporated by reference in this prospectus. Following the closing of this offering, neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares.
	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in the Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner(1)	Number of Shares	%	Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full	Number of Shares Assuming Underwriters’ Option is Not Exercised	%	Number of Shares Assuming Underwriters’ Option is Exercised in Full	%
Selling Shareholders:
KSAC Europe Investments S.à r.l.	5,016,530	4.36%	3,043,478	3,500,000	1,973,052	1.72%	1,516,530	1.32%
Danaos Corporation	10,186,950	8.86%	1,739,131	2,000,000	8,447,819	7.35%	8,186,950	7.12%
Deutsche Bank AG – London Branch	15,730,530	13.68%	1,304,348	1,500,000	14,426,182	12.54%	14,230,530	12.37%
Bank Julius Baer & Co AG*	1,000,000	*	434,783	500,000	565,217	*	500,000	*
ELQ Investors II Ltd*	240,170	*	208,843	240,170	31,327	*	—	—

*
Less than 1%

(1)
The shareholder table in the 2020 Form 20-F is incorporated by reference herein.

TAXATION
The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Israeli tax considerations
The following is a brief summary of certain material Israeli tax laws applicable to us. This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, possibly with a retroactive effect, which change could affect the tax consequences described below.
General corporate tax in Israel
Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.
Taxation of our shareholders
Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.   Capital gain tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus, which is computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel under certain conditions. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2021).
A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that is not listed for trading on a stock exchange in Israel as of the sale date, will generally be exempt from Israeli tax, provided that, among other conditions, (i) the shares were not held through a permanent establishment that the non-resident maintains in Israel; (ii) the shares were not acquired from a relative, and (iii) the capital gain did not derive from sale of shares of a company, which on the date of their purchase and during a two-years period prior to their sale, the main value of the assets held by such company, whether directly or indirectly, results from (a) rights in real estate or in a real estate association (as defined in the Income Tax Ordinance (New Version), 1961); (b) rights to use real estate or any asset attached to land;

(c) rights to exploit natural resources in Israel; or (d) rights to produce from land in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the sale, exchange or disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from such sale, exchange or disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gain arising from such sale, exchange or disposition is attributed to royalties. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer should be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.
In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.
Taxation of non-Israeli shareholders on receipt of dividends.   Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12 months, the applicable tax rate is 30%. Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.
Excess Tax.   Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% as for 2021 on annual income exceeding a certain threshold (NIS 647,640 for 2021), including, but not limited to income derived from, dividends, interest and capital gains.
Estate and gift tax.   Israeli law presently does not impose estate or gift taxes.
U.S. federal income taxation
The following is a description of the material U.S. federal income tax consequences to U.S. and non-U.S. Holders described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our ordinary shares. This discussion applies only to U.S. and non-U.S Holders that hold our ordinary shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. or non-U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to U.S. and non-U.S. Holders subject to special rules, such as:
•
certain financial institutions;

•
dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding our ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction, or persons entering into a constructive sale with respect to our ordinary shares;

•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•
entities classified as partnerships for U.S. federal income tax purposes;

•
tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•
persons that own or are deemed to own 10% or more of our voting stock or of the total value of our stock;

•
persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•
persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of our ordinary shares.
U.S. Holders
This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:
•
a citizen or individual resident of the United States;

•
a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.
This discussion assumes that we are not, and will not become a passive foreign investment company (a “PFIC”) as described below.
Taxation of Distributions
Subject to the PFIC rules described below, distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. Dividends will constitute qualified dividend income if the ordinary shares with respect to which such dividends are paid are readily tradable on an established securities market in the U.S., and we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). We do not believe we were or will become a PFIC and our ordinary shares are traded on the NYSE, and therefore, dividends paid to non-corporate U.S. Holders of our ordinary shares should be eligible for taxation as qualified dividend income.
The amount of a dividend included in the U.S. Holder’s income will include any amounts withheld by the Company in respect of Israeli taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Israeli shekels will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances,Israeli income taxes withheld from dividends on our ordinary shares will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.
Sale or Other Disposition of our Ordinary Shares
For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, if Israeli tax is imposed on any gain, the U.S. Holder will not be able to use the corresponding foreign tax credit, unless the U.S. Holder has other foreign-source income of the appropriate type in respect of which the credit may be used. The U.S. foreign tax credit rules are complex and a U.S. Holder’s ability to credit foreign taxes may be subject to various limitations. Accordingly, prospective investors should consult their own advisors with respect to the application of these rules to their particular circumstances.
Passive Foreign Investment Company Rules
We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2020 and we do not expect to become one in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.
If we were a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the portion of the U.S. Holder’s holding period that preceded the taxable year of the distribution, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC, for the taxable year in which it paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
If a U.S. Holder owns our ordinary shares during any year in which we were a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to the Company, generally with the holder’s federal income tax return for that year.
U.S. Holders should consult their tax advisers regarding whether the Company is or was a PFIC and the potential application of the PFIC rules.
Non-U.S. Holders
A non-U.S. Holder is a beneficial owner (other than a partnership or disregarded entity for U.S. federal income tax purposes) of our ordinary shares that is not a U.S. Holder.
Taxation of Distributions and Sale or Other Disposition of Our Ordinary Shares
Subject to the U.S. backup withholding rules described below, non-U.S. Holders of our ordinary shares generally will not be subject to U.S. withholding tax on distributions with respect to, or gain on sale or disposition of, our ordinary shares.
Non-U.S. Holders who are engaged in a trade or business in the United States who receive payments with respect to our ordinary shares that are effectively connected with such trade or business should consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of our ordinary shares. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of our ordinary shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8.
The amount of any backup withholding from a payment to a U.S. Holder or a non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING
Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282 and Barclays Capital Inc., 745 Seventh Avenue, New York, NY 10019 are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters has agreed, severally and not jointly, to purchase, and the selling shareholders have severally agreed to sell to that underwriter, the number of our ordinary shares set forth opposite its name below.
Name	Number of Shares
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Barclays Capital Inc.
Jefferies LLC
Clarksons Platou Securities, Inc.
Total	6,730,583
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares to be sold by the selling shareholders under the underwriting agreement if any of these ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the ordinary shares to be sold by the selling shareholders, subject to prior sale, when, as and if sold to and accepted by them, subject to approval of legal matters by their counsel, including the validity of our ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Clarksons Platou Securities AS is not a broker-dealer registered with the SEC and therefore may not make sales of any shares in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Clarksons Platou Securities AS intends to effect sales of the ordinary shares in the United States, it will do so only through its U.S. registered broker-dealer Clarksons Platou Securities, Inc. to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended.
Commissions and discounts
The representatives have advised us that the underwriters propose initially to offer our ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per ordinary share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the underwriting discounts and commissions that the selling shareholders are to pay to the underwriters in connection with this offering. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$
We and the selling shareholders estimate that the expenses of the offering, not including the underwriting discount, are $1.2 million, and we have agreed to pay, or reimburse the selling shareholders for, such expenses.

We have agreed to reimburse the underwriters for certain fees and expenses of counsel to the underwriters related to FINRA and blue sky matters, in an amount not to exceed $100,000.
Option to purchase additional ordinary shares
The underwriters have an option, exercisable for 30 days after the date of this prospectus, to purchase up to 1,009,587 additional ordinary shares from the selling shareholders at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial amount reflected in the above table.
No sales of similar securities
We, the selling shareholders and certain other holders of our shares outstanding immediately prior to this offering have agreed not to sell or transfer any of our ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with our ordinary shares, for 90 days after the date of this prospectus without first obtaining the prior written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•
offer, pledge, sell or contract to sell any of our ordinary shares;

•
sell any option or contract to purchase any of our ordinary shares;

•
purchase any option or contract to sell any of our ordinary shares;

•
grant any option, right or warrant for the sale of any of our ordinary shares;

•
lend or otherwise dispose of or transfer any of our ordinary shares;

•
request or demand that we file a registration statement related to our ordinary shares; or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our ordinary shares whether any such swap or transaction is to be settled by delivery of our ordinary shares or other securities, in cash or otherwise.

In the case of the Company, the restrictions described in the immediately preceding paragraph do not apply to certain transactions including:
•
transfers pursuant to share option plans or other employee compensation plans existing on the date of the underwriting agreement and described in this prospectus; and

•
the issuance of an aggregate number of ordinary shares pursuant to agreements relating to and in connection with bona fide commercial relationships not to exceed ten percent (10%) of the total number of ordinary shares outstanding on the date of this prospectus.

In the case of the selling shareholders and certain other holders of our ordinary shares outstanding immediately prior to this offering, the restrictions described in the paragraph above do not apply to certain transactions including:
•
the sale of ordinary shares to the underwriters pursuant to the underwriting agreement in this offering;

•
transfers of ordinary shares acquired in the open market after the completion of this offering;

•
subject to certain limitations, a bona fide gift;

•
subject to certain limitations, transfers by will or upon intestate succession or transfers that occur by operation of law;

•
subject to certain limitations, transfers to any trusts for the direct or indirect benefit of the transferor or the transferor’s immediate family;

•
subject to certain limitations, the exercise of warrants or the exercise of share options granted pursuant to the Company’s share option/incentive plans or otherwise outstanding on the date of this prospectus;

•
subject to certain limitations, the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1;

•
subject to certain limitations, sales, transfers or other dispositions pursuant to a bona fide third party tender offer, merger, consolidation, or other similar transactions made to all holders of ordinary shares resulting in a change of control of the Company; and

•
transfers with the prior written consent of the representatives.

This lock-up provision applies to our ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with our ordinary shares.
In addition, our directors, officers and certain other holders of our ordinary shares who are not party to such lock-up agreements remain bound by substantially identical lock-up agreements entered into in connection with our initial public offering, pursuant to which such holders have agreed not to sell or transfer any of our ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with our ordinary shares, on or prior to July 26, 2021 without first obtaining the prior written consent of the representatives. In connection with this offering, the underwriters of our initial public offering have agreed to release from such lock-up agreements 1,681,750 ordinary shares (or approximately 1.5% of our outstanding ordinary shares). Such shares will be eligible for sale in the public market upon the consummation of this offering.
The representatives, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, and such release could trigger the pro rata release of these restrictions with respect to certain other shareholders.
Listing
Our ordinary shares are listed on the NYSE, under the symbol “ZIM.”
Electronic distribution
A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.
Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Price stabilization, short positions and penalty bids
Until the distribution of our ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of our ordinary shares, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of our ordinary shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing our ordinary shares in the open market. In determining the source of our ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of our ordinary shares available for purchase in the open market as compared to the price at which they may purchase our ordinary shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing our ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in our ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in our ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. Our ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of our ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area and the United Kingdom, each a Relevant State, no shares have been offered or will be offered to the public in that Relevant State in connection with this offering prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved by the competent authority in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
a.
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters named above for any such offer; or

c.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any representatives of the underwriters named above to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. Neither we nor the representatives of the underwriters named above have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with our company and the representatives of the underwriters named above that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with our company and the representatives of the underwriters named above that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant State to qualified investors within the meaning of the Prospectus Regulation, in circumstances in which the prior consent of the representatives of the underwriters named above has been obtained to each such proposed offer or resale.
We, the representatives of the underwriters named above and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this selling restriction, the expression “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
References to the Prospectus Regulation include, in relation to the United Kingdom (and its constituent countries), the Prospectus Regulation as it forms part of the domestic law of the constituent countries of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.
This selling restriction is in addition to any other selling restrictions set out below.
Notice to prospective investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
Notice to prospective investors in Switzerland
Our ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to our ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, our ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of our ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our ordinary shares.
Notice to prospective investors in Hong Kong
Our ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to prospective investors in Singapore
This prospectus has not been will not be lodged or registered as a prospectus by the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be issued, circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where our ordinary shares are initially subscribed for or purchased pursuant to an offer made in reliance of our exemptions under Section 274 or 275 of the SFA, within the period of six months from the date of the initial subscription or purchase, these ordinary shares should only be sold in Singapore to institutional investors (as defined in Section 4A(1)(c) of the SFA), relevant persons (as defined in Section 275(2) of the SFA) or any person pursuant to Section 275(1A) of the SFA.
Where the ordinary shares are subscribed for or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our ordinary shares pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor (as defined in Section 4A(1)(c) of the SFA) or to a relevant person (as defined in Section 275(2) of the SFA), or to any person pursuant to an offer that is made on terms that such securities of that corporation or such rights or interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further, for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification  —  Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A common shares are “prescribed capital markets products” (as defined in the SFA).
Notice to prospective investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. Our ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of our ordinary shares offered should conduct their own due diligence on our ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to prospective investors in Israel
This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first supplement, or the Supplement, of the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters purchasing for their own account, venture capital funds and entities with equity in excess of NIS 50 million, collectively referred to as qualified investors, purchasing for their own account and not for distribution or resale purposes. Qualified investors will be required to submit written confirmation that they fall within the scope of the Supplement.
Notice to prospective investors in Canada
Our ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EXPENSES OF THE OFFERING
The following table sets forth all expenses, other than the estimated underwriting discounts and commissions, payable by us in connection with this offering. All the amounts shown are estimates except for the SEC registration fee and the the Financial Industry Regulatory Authority (FINRA) filing fee.
SEC registration fee	$38,381
FINRA filing fee	$53,268
Printing costs	$50,000
Auditors’ fees	$140,000
Legal fees and expenses	$670,000
Transfer agent and registrar fees	$7,000
Miscellaneous fees and expenses	$250,000
Total	$1,208,649
LEGAL MATTERS
The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Gross & Co., Tel Aviv, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. The underwriters are being represented as to certain matters of Israeli law by Goldfarb Seligman & Co., Tel Aviv, Israel, and as to certain matters of U.S. federal law and New York state law by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP from time to time performs legal services for us.
EXPERTS
The consolidated financial statements of ZIM Integrated Shipping Services Ltd. as of December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020 have been incorporated by reference herein in reliance upon the reports of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, and Dixon Hughes Goodman LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.
The audit report covering the December 31, 2020 consolidated financial statements refers to a change to the method of accounting for leases.
ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and any Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because a majority of our assets and most of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or certain of our directors and officers may be difficult to collect within the United States.
We have been informed by our legal counsel in Israel, Gross & Co., that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.
We have irrevocably appointed ZIM American Integrated Shipping Services Company, LLC as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:
•
the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law prevailing in Israel;

•
the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;

•
adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•
the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

•
the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•
an action between the same parties in the same matter was not pending in any Israeli court at the time at which the lawsuit was instituted in the foreign court; and

•
the judgment is capable of being executed according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.
We are subject to the informational requirements of the Exchange Act. Accordingly, are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is http://www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we are required to file with the

SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm and are required to submit semi-annual financial information to the SEC in accordance with the requirements of the NYSE. We also intend to continue to voluntarily file with the SEC current reports on Form 6-K that include quarterly financial statements.
We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent for our ordinary shares has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.
INFORMATION INCORPORATED BY REFERENCE
The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below (including any exhibits, except where otherwise noted):
•
our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed on March 22, 2021;

•
our Current Report on Form 6-K filed on April 5, 2021 as amended on April 13, 2021 and our Current Report on Form 6-K filed on May 19, 2021 (other than Exhibit 99.1 thereto, which is not incorporated by reference in this prospectus); and

•
the description of our shares of common stock contained in our Registration Statement on Form 8-A filed on January 25, 2021, including all amendments and reports filed for the purpose of updating such description.

Any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:
ZIM Integrated Shipping Services
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
Tel: +972-4-865-2000 (General)
+972-4-865-2300(Direct)
investors@zim.com
We maintain an internet site at http://www.zim.com. Our website and the information contained on or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

6,730,583 Ordinary Shares
      , 2021
Global Coordinators
Citigroup	Goldman Sachs & Co. LLC	Barclays
Joint Bookrunners
Jefferies	Clarksons Platou Securities

Part II
Information not required in prospectus
Item 6.
Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate a director or officer from liability for a breach of the duty of loyalty. An Israeli company may exculpate a director or officer in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. An Israeli company may not exculpate a director from liability arising from a breach of a director’s duty of care in connection with a distribution.
An Israeli company may indemnify a director or officer in respect of the following liabilities and expenses incurred for acts performed as a director or officer, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
•
financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify a director or officer with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the Board of Directors, are foreseeable based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the Board of Directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that no indictment was filed against such director or officer as a result of such investigation or proceeding and no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or (2) in connection with a monetary sanction;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the director or officer was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent;

•
expenses, including reasonable litigation expenses and legal fees, incurred by a director or officer in relation to an administrative proceeding instituted against such director or officer, or certain compensation payments made to an injured party imposed on a director or officer by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law of 1968 (the “Israeli Securities Law”); and

•
any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify a director or officer of the company.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer if and to the extent provided in the company’s articles of association:
•
a breach of the duty of loyalty to the company, to the extent that the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•
a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the director or officer;

•
a financial liability imposed on the director or officer in favor of a third-party; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by the director or officer as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure a director or officer against any of the following:
•
a breach of the duty of loyalty, except to the extent that the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•
a breach of the duty of care committed intentionally or recklessly;

•
an act or omission committed with intent to derive illegal personal benefit; or

•
a fine, monetary sanction or forfeit levied against the director or officer.

Under the Companies Law, exculpation, indemnification and insurance of directors and officers must be approved by the compensation committee and the Board of Directors (and, with respect to directors and the Chief Executive Officer, by shareholders and in certain cases by a Special Majority for Compensation). However, under regulations promulgated under the Companies Law, the insurance of directors and officers will not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, the compensation policy was approved by the shareholders by the Special Majority for Compensation, and the insurance policy is on market terms and is not likely to materially impact the company’s profitability, assets or obligations.
Our amended and restated articles of association currently in effect allows us to exculpate, indemnify and insure our directors and officers for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being a director or officer to the fullest extent permitted by law. Our directors and officers are currently covered by a directors and officers’ liability insurance policy.
We have entered into agreements with each of our directors and officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the Board of Directors based on our activities, and to an amount or according to criteria determined by the Board of Directors as reasonable under the circumstances. The maximum indemnification amount set forth under the current agreements that we have entered into with each of our directors and officers shall not exceed the higher of: (a) in relation to indemnification granted in connection with an offering to the public of our securities, the aggregate gross amount of proceeds from the sale by us and/or any holder of our shares in connection with such public offering; (b) 25% of our shareholders’ equity pursuant to our latest consolidated financial statements published prior to the time of actual indemnification; and (c) a sum in New Israeli Shekels equal to U.S. $300,000,000 (three hundred million United States dollars). All amounts received by any director or officer arising out of an insurance policy and/or in any other manner with respect to the same event shall be deducted from the actual payment of the indemnification amount. The indemnification payment shall also cover all amounts that are in excess of the liability covered by the directors’ & officers’ liability insurance policy, to the extent it exists, including the deductible amount.
In the opinion of the SEC, indemnification of directors and officers for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.
We have entered into certain directors’ and officers’ liability insurance policies.
Item 7.
Recent Sales of Unregistered Securities

During the past three years, we have issued securities pursuant to our equity-based compensation policy to our directors and officers that were not registered under the Securities Act. We believe that such issuances were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act. No underwriters were involved in these issuances. We did not pay or give, directly or indirectly, any commission or other remuneration in connection with the issuance of these securities.

Item 8.
Exhibits and Financial Statement Schedules

(a)
The following documents are filed as part of this registration statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020
4.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020
4.2	Indenture dated as of July 16, 2014 by and among the Registrant and Hermetic Trust (1975) Ltd. (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020
4.3	First Supplemental Indenture dated as of November 30, 2016 by and among the Registrant and Hermetic Trust (1975) Ltd. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020
4.4	Second Supplemental Indenture dated as of December 24, 2020 by and among the Registrant and Hermetic Trust (1975) Ltd. (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020
5.1	Opinion of Gross & Co., Attorneys at Law, Israeli counsel to the Registrant, as to the validity of the ordinary shares
10.2	Amended and Restated Registration Rights Agreement, dated December 22, 2020 by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020
10.3	Form of Letter of Exculpation and Indemnification (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020.
10.4	2018 Share Option Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020
10.5	2020 Share Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020
10.6	Compensation Policy (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-251822) filed with the SEC on December 30, 2020
21.1	List of Subsidiaries and entities in which the Company has ownership rights
23.1	Consent of Somekh Chaikin, a member firm of KPMG International
23.2	Consent of Dixon Hughes Goodman LLP

Exhibit No.	Description
23.3	Consent of Gross & Co., Attorneys at Law (included in Exhibit 5.1)
24.1	Power of Attorney (included in signature page to Registration Statement)

(b)
Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.
Item 9.
Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes:
1.
That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Haifa, Israel on this 1st day of June, 2021.
ZIM INTEGRATED SHIPPING SERVICES LTD
By:
/s/ Eli Glickman

Name: Eli Glickman
Title: Chief Executive Officer, President
By:
/s/ Xavier Destriau

Name: Xavier Destriau
Title: Chief Financial Officer

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Eli Glickman, Xavier Destriau or Noam Nativ, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on June 1, 2021 in the capacities indicated:
Signatures	Title
/s/ Eli Glickman Eli Glickman	Chief Executive Officer, President (Principal Executive Officer)
/s/ Xavier Destriau Xavier Destriau	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Yair Seroussi Yair Seroussi	Chairman of the Board
/s/ William (Bill) Shaul William (Bill) Shaul	Director
/s/ Yair Caspi Yair Caspi	Director
/s/ Nir Epstein Nir Epstein	Director
/s/ Flemming Robert Jacobs Flemming Robert Jacobs	Director
/s/ Dr. Karsten Karl-Georg Liebing Dr. Karsten Karl-Georg Liebing	Director
/s/ Birger Johannes Meyer-Gloeckner Birger Johannes Meyer-Gloeckner	Director

Signatures	Title
/s/ Yoav Moshe Sebba Yoav Moshe Sebba	Director
/s/ Liat Tennenholtz Liat Tennenholtz	Director
/s/ George Goldman George Goldman	ZIM American Integrated Shipping Services Company, LLC Authorized Representative in the United States